N E W S R E L E A S E

May 11, 2007

FIRST QUARTER FINANCIAL RESULTS

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) wishes to announce its results for the first quarter of 2007. Complete details of the March 31, 2007 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The Company’s cash position at March 31, 2007 was approximately $23.1 million.  The loss for the quarter was $3.6 million as compared to $6.0 million for Q1 2006.

Nevsun’s key assets are the Tabakoto Gold Mine in Mali, West Africa and the high-grade gold/copper/zinc Bisha project in Eritrea, East Africa. Commercial production commenced at the Tabakoto Mine during Q2 of 2006, and the Feasibility Study and Social and Environmental Impact Assessment for the Bisha Project were completed and presented to the government of Eritrea during Q4 of 2006.

The Company plans to continue its Mali mine operations and to advance the Bisha Project to construction. Updates on these operations may be found in the Company news releases dated March 5, 2007 and March 7, 2007. The Company is in active discussion with the Eritrean Government regarding the completion of a mining agreement and the issue of a mining license for Bisha. The government continues to provide strong support for the development of its new mining industry.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; the adequacy of the Company’s financial resources; financial projections, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu07-05.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com